Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Doses First Patient in Triple Immunotherapy
Combination COM701, COM902 and Pembrolizumab
Platinum Resistant Ovarian Cancer Proof-of-Concept Study

•	Study builds on clinical benefit reported in heavily pretreated platinum resistant ovarian cancer patients treated with dual and triple combination of COM701 + nivolumab ± BMS-986207

•	Initial findings expected by the end of 2023

HOLON, ISRAEL – June 22 2023 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced that the first patient has been dosed in the triple immunotherapy combination proof-of-concept study evaluating COM701, Compugen’s potential first-in-class anti-PVRIG antibody, with COM902, Compugen’s potential best-in-class anti-TIGIT antibody and pembrolizumab in patients with platinum resistant ovarian cancer.

“We are very excited that the first patient with platinum resistant ovarian cancer has been dosed with the triple immunotherapy combination of COM701, COM902 and pembrolizumab in our proof-of-concept study. This milestone keeps us on track to report initial findings by the end of this year,” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “The goal of the study is to build on the encouraging data previously reported by us at the ESMO Immuno-Oncology Congress 2022, with the dual and triple blockade of PVRIG and PD-1 with or without TIGIT. We expect that this study will help us to better understand the contribution of the components and contribute to our ongoing biomarker work to try and identify the patients most likely to respond, with the purpose of building a path to registration.”

“Despite recent advances in the treatment of patients with platinum resistant ovarian cancer, there remains a significant unmet need for new treatment options for these patients,” said Dr. Manish Sharma, Associate Director of Clinical Research at START Midwest in Grand Rapids, Michigan. “I am very excited to participate in this proof-of-concept study with the novel triple immunotherapy combination of COM701, COM902 and pembrolizumab. Our initial observation is that this combination is well tolerated by patients as observed in our microsatellite stable colorectal cancer proof-of-concept study initiated recently. I hope this differentiated approach of blocking three pathways in the DNAM-1 axis, PVRIG, TIGIT and PD-1 will result in additional treatment options for patients with platinum resistant ovarian cancer.”

Details on the study:
This proof-of-concept study (NCT04354246) is an open label study evaluating the combination of COM701 with COM902 and pembrolizumab in up to 40 patients with high grade platinum resistant epithelial ovarian cancer including patients with fallopian tube cancer and primary peritoneal cancer who have received up to 3 lines of prior therapy for platinum resistant ovarian cancer. The study includes patients with all histologies. The initiation of the study is based on Phase 1 cohort expansion data reported at ESMO-IO 2022, showing a favorable safety and tolerability profile and durable anti-tumor activity with the combination of COM701 and nivolumab ± BMS-986207 in platinum resistant ovarian cancer patients.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, our expectation to report initial findings by the end of 2023; our expectation that this study will help us to better understand the contribution of the components and contribute to our ongoing biomarker work to try and identify the patients most likely to respond, with the purpose of building a path to registration; and statement related to the hope this differentiated approach of blocking three pathways in the DNAM-1 axis, PVRIG, TIGIT and PD-1 will result in additional treatment options for patients with platinum resistant ovarian cancer.These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071